August 26, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C.  20549

Re:	Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed May 10, 2016
File No. 001-32360

Dear Mr. Rosenberg,

Akorn, Inc. (“Akorn,” the “Company” or “we”) is submitting this letter in response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 29, 2016, with respect to Akorn’s above-referenced filing with the Commission.

Set forth below are the heading and text of each comment followed by our response:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 69

Please revise your disclosure proposed in response to prior comment 1 to separately quantify the provisions recognized during the current period relating to the prior period revenues. In addition, revise your sensitivity analysis to demonstrate the financial impact of the reasonably likely changes, rather than a fixed percentage change in the significant assumptions.

Response.

With respect to the Staff’s request for the Company to quantify the provisions recognized during the current period relating to the prior period revenues, the Company respectfully notes that certain provisions are based on the inventory held by wholesalers. The inventory held by wholesalers is aggregated through a number of different periods in which sales are recognized. Because wholesalers do not provide inventory by the period in which they purchase the inventory, the Company must estimate the various gross-to-net provisions by aggregate and therefore cannot segregate provisions by current and prior period revenues. In addition, the utilization of various revenue reserves are not submitted by wholesaler customers with sufficient details to link back to original sales transactions and accordingly, there is no traceability of individual claims to the previously estimated provision. As a result, it is not practicable to quantify the provision recognized during the current period relating to prior period revenue recognized. If claims are different from the estimate due to changes from estimated rates, accrual rate adjustments are considered prospectively when determining provisions in accordance with authoritative GAAP.

Please see below for the Company’s revised draft disclosure, which includes a discussion regarding the above provisions recognized during the current period relating to the prior period revenues as well as a revised sensitivity analysis to demonstrate the financial impact of the reasonably likely changes, rather than a fixed percentage change in the significant assumptions:

Chargebacks: The Company enters into contractual agreements with certain third parties such as retailers, hospitals, group-purchasing organizations (“GPOs”) and managed care organizations to sell certain products at predetermined prices. Similarly, we maintain an allowance for rebates and discounts related to billbacks, wholesaler fee for service contracts, GPO administrative fees, government programs, prompt payment and other adjustments with certain customers. Most of the parties have elected to have these contracts administered through wholesalers that buy the product from the Company and subsequently sell it to these third parties. As noted elsewhere, these wholesalers represent a significant percentage of the Company’s gross sales. When a wholesaler sells products to one of these third parties that are subject to a contractual price agreement, the difference between the price paid to the Company by the wholesaler and the price under the specific contract is charged back to the Company by the wholesaler. This process typically takes no more than four to six weeks, but for some products may extend out to twelve weeks. The Company tracks sales and submitted chargebacks by product number and contract for each wholesaler. Utilizing this information, the Company estimates a chargeback percentage for each product and records an allowance as a reduction to gross sales when the Company records its sale of the products. The Company reduces the chargeback allowance when a chargeback request from a wholesaler is processed. Actual chargebacks processed by the Company can vary materially from period to period based upon actual sales volume through the wholesalers. However, the Company’s provision for chargebacks is fully reserved for at the time when sales revenues are recognized.

Management obtains product inventory reports from certain wholesalers to aid in analyzing the reasonableness of the chargeback allowance and to monitor whether wholesaler inventory levels do not significantly exceed customer demand. The Company assesses the reasonableness of its chargeback allowance by applying a product chargeback percentage that is based on a combination of historical activity and future price and mix expectations to the quantities of inventory on hand at the wholesalers according to wholesaler inventory reports. In addition, the Company estimates the percentage of gross sales that were generated through direct and indirect sales channels and the percentage of contract vs. non-contract revenue in the period, as these each affect the estimated reserve calculation. In accordance with its accounting policy, the Company estimates the percentage amount of wholesaler inventory that will ultimately be sold to third parties that are subject to contractual price agreements based on a trend of such sales through wholesalers. The Company uses this percentage estimate until historical trends indicate that a revision should be made. On an ongoing basis, the Company evaluates its actual chargeback rate experience, and new trends are factored into its estimates each quarter as market conditions change.

For the [year/quarter] ended [12/31/20XX] the Company incurred a chargeback provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases, product mix shifts and wholesaler sales growth for certain wholesalers with higher/lower than average chargeback percentages]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of contractual obligations, review of historical trends and evaluation of recent activity. Furthermore, other events that could materially alter chargeback rates include: [customer consolidation in the wholesaler and retailer industry, which would likely increase the associated chargeback rate due to more wholesaler purchasing power; change in the proportion of direct and indirect sales as a result of competitor pricing pressures, which could either increase (more indirect sales) or decrease (less indirect sales) the chargeback rate depending on the proportion; changes in the number of competitors, which could change the chargeback rate; and consumer demand shifts by products, which could either increase or decrease the chargeback rate depending on the product or products specifically demanded].

To better understand the impact of changes in chargeback reserve based on circumstances that are not fully outside of the Company’s control, for instance, the proportion of direct to indirect sales subject to a chargeback, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a XXX basis point (“BP”) change in the ratio of direct to indirect sales, the associated chargeback expense would increase or decrease [$XX.X million] depending on the direction of the shift. The BP change calculation is determined based on the average change of the proportion of direct to indirect sales in the last 6 months [excluding one-off transactions]. Due to the competitive generic pharmaceutical industry and our recent experience with wholesalers’ strategy and management of their direct and indirect sales, we believe that the 6-month trend of the proportion of direct to indirect sales provides a representative basis for sensitivity analysis. [In the event the XXX BP average change is immaterial based on the last 6 months, we will utilize other reasonable metrics for the sensitivity analysis, for example, a difference between the lowest and highest ratio of direct to indirect sales during the last 6 months.]

As of and for the quarter and year to date period ended June 30, 2016, the Company determined that in order to align more closely with internal analysis of associated reserves it would adjust the allowances disclosure to report rebates separately from chargebacks and rebates for both net trade accounts receivable and gross sale adjustments and to consolidate administrative fees and others with rebates for purposes of reporting of gross to net revenue reserves. All prior period information, including as of and for the three and six months ended June 30, 2015 have been recasted to reflect this disclosure change.

Rebates, administrative fees and others: The Company maintains an allowance for rebates, administrative fees and others related to contracts and other rebate programs that it has in place with certain customers. Rebate, administrative fees and other percentages vary by product and by volume purchased by each eligible customer. The Company tracks sales by product number for each eligible customer and then applies the applicable rebate, administrative fees and other percentage, using both historical trends and actual experience to estimate its rebate, administrative fees and other allowances. The Company reduces gross sales and increases the rebate, administrative fees and other allowance by the estimated rebate, administrative fees and other amounts when the Company sells its products to eligible customers. The Company reduces the rebate allowance when it processes a customer request for a rebate. At each balance sheet date, the Company analyzes the allowance for rebates, administrative fees and others against actual rebates processed and makes necessary adjustments as appropriate. The amount of actual rebates processed can vary materially from period to period as discussed below.

The allowances for rebates, administrative fees and others further takes into consideration price adjustments which are credits issued to reflect increases or decreases in the invoice or contract prices of the Company’s products. In the case of a price decrease, a credit is given for product remaining in customer’s inventories at the time of the price reduction. Contractual price protection results in a similar credit when the invoice or contract prices of the Company’s products increase, effectively allowing customers to purchase products at previous prices for a specified period of time. Amounts recorded for estimated shelf-stock adjustments and price protections are based upon specified terms with direct customers, estimated changes in market prices, and estimates of inventory held by customers. The Company regularly monitors these and other factors and evaluates the reserve as additional information becomes available.

Similar to rebates, administrative fees and others represent those amounts processed related to contracts and other fee programs which have been in place with certain entities are settled through cash payment to these entities and accordingly are accounted for as a current liability. Otherwise, administrative fees and others operate similarly to rebates.

For the [year/quarter] ended [12/31/20XX] the Company incurred a rebate, administrative fees and others provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases, product mix shifts and wholesaler sales growth for certain wholesalers with higher/lower than average rebate percentages]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of contractual obligations, review of historical trends and evaluation of recent activity. Furthermore, other events that could materially alter rebate, administrative fees and other rates include: [customer consolidation in the wholesaler and retailer industry, which would likely increase the associated rebate rate due to more wholesaler purchasing power; change in the proportion of direct and indirect sales as a result of competitor pricing pressures, which could either increase (more indirect sales) or decrease (less indirect sales) the rebate rate depending on the proportion; changes in the number of competitors, which could change the rebate, administrative fees and other rates: and consumer demand shifts by products, which could either increase or decrease the rebate, administrative fees and other rates depending on the product or products specifically demanded].

To better understand the impact of changes in rebate, administrative fees and other reserves based on circumstances that are not fully outside of the Company’s control, for instance, the proportion of direct to indirect sales subject to a rebate, administrative fees and other, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a XXX BP change in the ratio of direct to indirect sales, the associated rebate, administrative fees and others expense would increase or decrease [$XX.X million] depending on the direction of the shift. The BP change calculation is determined based on the average change of the proportion of direct to indirect sales in the last 6 months [excluding one-off transactions]. Due to the competitive generic pharmaceutical industry and our recent experience with wholesalers’ strategy and management of their direct and indirect sales, we believe that the 6-month trend of the proportion of direct to indirect sales represents a representative basis for sensitivity analysis. [In the event the XXX BP average change is immaterial based on the last 6 months, we will utilize other reasonable metrics for the sensitivity analysis, for example, a difference between the lowest and highest ratio of direct to indirect sales during the last 6 months.]

Sales Returns: Certain of the Company’s products are sold with the customer having the right to return the product within specified periods. Provisions are made at the time of sale based upon historical experience. Historical factors such as one-time recall events as well as pending new developments like comparable product approvals or significant pricing movement that may impact the expected level of returns are taken into account to determine the appropriate reserve estimate at each balance sheet date. As part of the evaluation of the reserve required, the Company considers actual returns to date that are in process, the expected impact of any product recalls and the amount of wholesaler’s inventory to assess the magnitude of unconsumed product that may result in sales returns to the Company in the future. The sales returns level can be impacted by factors such as overall market demand and market competition and availability for substitute products which can increase or decrease the pull through for sales of the Company’s products and ultimately impact the level of sales returns.

For the [year/quarter] ended [12/31/20XX] the Company incurred a return provision of [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million, compared to [$XXX.X] million, or [XX.X%] of gross sales of [$X,XXX.X] million in the prior year. We note that the dollar [increase/decrease] in the comparative period was the result of [gross sale increases and product mix shifts for products with higher/lower than average return rates]. The Company ensures that this rate as a percentage of gross sales is reasonable through inspection of historical trends and evaluation of recent activity. Furthermore, other events that could materially alter return rates include: [acquisitions and integration activities that consolidate dissimilar contract terms and could decrease the return rate as typically the Company purchases smaller entities with less contracting power and integrates those product sales to Akorn contracts; and consumer demand shifts by products, which could either increase or decrease the return rate depending on the product or products specifically demanded and ultimately returned].

To better understand the impact of changes in return reserve based on certain circumstances, the Company performs a sensitivity analysis. Holding all other assumptions constant, for a change in the lag from the time of sale to the product return processed by XX month(s) would result in a change of the return expense by [$XX.X million]. The XX month(s) change in the lag time from the time of sales to the product return processed was determined based on the average variances of the last 6-month historical activities [excluding one-off transactions]. Due to the change in the volume and type of products sold by the Company in the recent past, we have determined that the lag calculation represents a representative basis for sensitivity analysis.

Provisions and utilizations of provisions activity in the current period which relate to prior period revenues are not provided because to do so would be impracticable. If claims are different from the estimate due to changes from estimated rates, accrual rate adjustments are considered prospectively when determining provisions in accordance with authoritative GAAP.

Notes to Consolidated Financial Statements

Note 14 – Segment Information, page 114

We acknowledge your response to prior comment 2. Please confirm to us that you will include a statement within the Segment Reporting note on a prospective basis that you do not disclose revenues from external customers by product line because to do so would be impracticable.

Response.

We included in our periodic filing on Form 10-Q as of and for the six month period ended June 30, 2016 and we confirm that we will continue to include within the Segment Reporting note on a prospective basis the following statement:

“Financial information including revenues and gross profit from external customers by product or product line are not provided as to do so would be impracticable.”

The Company acknowledges that:

•	Akorn is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Akorn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me, at (847) 279-6100, or by e-mail at duane.portwood@akorn.com.

Very truly yours,

/s/ Duane A. Portwood
Duane A. Portwood
Chief Financial Officer